Page 1 of 4 pages.


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2002

                     Electrochemical Industries (1952) Ltd.
                     --------------------------------------
                 (Translation of registrant's name into English)

                                    Haifa Bay
                              Acre Industrial Area
                                  P.O. Box 1929
                               Haifa, 31019 Israel
                               -------------------
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Yes   X      No
         -----        -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes          No    X
         -----        -----

     The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

                Item                              Filing/Distribution Date
----------------------------------------    ------------------------------------
1. Immediate Report filed with the
   Tel-Aviv Stock Exchange                            November 5, 2002


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                                     ITEM 1

                                                                November 5, 2002

Messrs.                    Messrs.                        Messrs.
Securities Authority       The Tel-Aviv Stock Exchange    Registrar of Companies
22 Kanfei Nesharim Str.    54 Echad Ha'am Str.            97 Jaffa Str.
Jerusalem 95464            Tel-Aviv                       Jerusalem


                              RE: IMMEDIATE REPORT
                                  ----------------


Last evening, November 4th, 2002, the company signed an Addendum to the Collective Agreement, with the Workers Committee and the Labor Council, the highlights of which are cutback in various salary components and retirement of employees.

The total annual saving expected in wage costs is approx. NIS 8 million.

As stipulated in our report of 31.10.2002, the company is in the process of implementing immediate measures to reduce administration costs, sub-contractors as well as selling expenses, in order to achieve an additional annual saving of approx. NIS 6 million.

Implementation of the efficiency plan, together with the bridging loan, regarding which the company is conducting negotiations with the banks, enables the company to resume normal operation of its plants.


                                            Sincerely yours,

                                            Yair Kohavi, Adv.
                                            Corporate Secretary


(*)  Translation from Hebrew

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ELECTROCHEMICAL INDUSTRIES (1952) LTD.


                                               By:        /s/ Yair Kohavi
                                                    ----------------------------
                                                         Yair Kohavi, Adv.
                                                        Corporate Secretary


Date:  November 5, 2002